Exhibit 4.4

Amendment to

ONEOK, Inc. 401(k) Plan

(Eligible Automatic Contribution Arrangement)

1.    Effective January 1, 2015, paragraph 57 of Article I of the ONEOK, Inc. 401(k) Plan (the “Plan”) is amended in its entirety to read as follows:

57.	Reduction in Compensation

The reduction in Compensation payable to the Employee by the Company, which is elected voluntarily by the Employee under paragraphs 1 and 2 of Article III, or deemed to have been elected voluntarily pursuant to paragraph 9 of Article III, but not including any deemed elected additional deferral ~~for Non-Bargaining Unit Participants~~ made under paragraph 4~~3~~ of Article III.

2.    Effective January 1, 2015, paragraph 3 of Article II of the Plan is amended in its entirety to read as follows:

3.	Participation Voluntary; Eligible Automatic Contribution Arrangement

A.     General. Participation in the Plan by eligible Employees shall be voluntary. A Participant may become temporarily ineligible to participate in the event of termination or suspension of his/her participation pursuant to the terms of the Plan.

B.    Automatic Enrollment. An eligible Employee who is notified of the Eligible Automatic Contribution Arrangement described in paragraph 9 of Article III shall be deemed to have elected to participate in the Plan for all purposes in accordance with the terms thereof, unless and until he/she affirmatively elects not to be a Participant and/or is no longer eligible to participate in the Plan.

3.    Effective January 1, 2015, paragraph 4 of Article II of the Plan is amended in its entirety to read as follows:

4.	Confirmation of Participation

Each Employee at the time of becoming a Participant in the Plan shall be given or provided direct electronic access to a copy of the Plan and/or summary plan description of the Plan as effective at that time. ~~As a condition of becoming a Participant in the Plan an Employee shall either sign an instrument in such form as prescribed by the Committee or otherwise provide by electronic or other medium prescribed by the Committee a statement satisfactory to the Committee evidencing the fact that the Employee intends to be a Participant and he/she accepts and agrees to all the provisions of the Plan; and the Committee may also require by such means the consent of the spouse of the Participant if the Participant is married and the primary beneficiary designated is not the spouse of the Participant.~~

4.     Effective January 1, 2015, paragraph 1 of Article III of the Plan is amended in its entirety to read as follows:

1.	Company 401(k) Contributions

The Company shall contribute to the Trust for each Plan Year, that portion of the net earnings of the Company for that year equal to the amount of the Reduction in Compensation elected (or deemed to have been elected) by each Participant, and ESOP Dividend Distribution/Additional Deferral Contribution elected and agreed to and deemed elected by each Participant pursuant to paragraphs 2. and 3. of this Article III, to the extent provided therein. Such contributions shall be the Company’s 401(k) Contribution for the Participant

5.     Effective January 1, 2015, paragraph 2.A.6. of Article III of the Plan is amended in its entirety to read as follows:

6.    Subject to paragraph 9 of this Article III, below, t~~T~~he Reduction in Compensation elected by a Non-Bargaining Unit Participant (in accordance with paragraph 2.A.1 of this Article III, above) shall remain in effect until changed by such Participant’s delivery of a change of election in the manner provided herein. A Non-Bargaining Unit Participant may change his/her Reduction in Compensation only on a Designation Date. A Non-Bargaining Unit Participant’s change of election may designate a different percentage of Reduction in Compensation, subject to the terms and conditions of the Plan; and may state that such Participant elects no Reduction in Compensation and deferral after the Designation Date until he/she makes a subsequent change of election hereunder. Change of election by written direction or by electronic medium, voice response or other means determined and prescribed by the Committee may be delivered or transmitted by a Non-Bargaining Unit Participants at any time, but shall be effective only as of the Designation Date next following the date of the delivery of such change of election to the Committee.

6.    Effective January 1, 2015, Article III of the Plan is amended to add a new paragraph 9 as follows (and to update internal cross-references accordingly):

9.     Eligible Automatic Contribution Arrangement

A.     Rules of Application.

1.     This paragraph 9 is intended to set forth the terms and conditions for an “eligible automatic contribution arrangement” within the meaning of Section 414(w) of the Code. To the extent that any other provision of the Plan is inconsistent with the provisions of this paragraph 9, the provisions of this paragraph 9 shall control.

2.     Automatic Elective Deferrals will be made on behalf of each eligible Employee who does not have an affirmative election in effect regarding a Reduction in Compensation as of January 1, 2015. Automatic Elective Deferrals also will be made on behalf of each Participant who elected a Reduction in Compensation of less than 6% as of January 1, 2015. Automatic Elective Deferrals will thereafter be made on behalf of each newly eligible or rehired Employee. The amount of Automatic Elective Deferrals made for a Participant each pay period will be equal to the Automatic Election Percentage multiplied by the Participant’s eligible Compensation (without giving effect to the limits set forth in Section 401(a)(17) of the Code) for the pay period.

3.    The Automatic Elective Deferrals made on behalf of Participants shall not be Roth Elective Deferrals.

4.    Notwithstanding anything herein to the contrary, a Participant will have a reasonable opportunity, after receipt of the notice described in paragraph 9.D., below, to make an affirmative election regarding Automatic Elective Deferrals (including an election to opt out of Automatic Elective Deferrals or a Reduction in Compensation in a different amount) before any Automatic Elective Deferrals are made on the Participant’s behalf. A Participant also may elect to make Reductions in Compensation in lieu of Automatic Elective Deferrals, in accordance with the terms of the Plan, at any time after commencement of Automatic Elective Deferrals. Automatic Elective Deferrals being made on behalf of a Participant will cease or be replaced with a Reduction in Compensation, as applicable, as soon as administratively feasible after the Participant makes such an affirmative election.

5.    A Participant may change the manner in which future Automatic Elective Deferrals are to be invested, at any time, in accordance with the terms of the Plan.

6.    The Plan shall have 6 months (rather than 2 1⁄2 months) after the end of each Plan Year to distribute Excess Contributions and Excess Aggregate Contributions and thereby avoid the applicable excise tax on such amounts under Code Section 4979.

B.     Definitions.

1.     An “Eligible Automatic Contribution Arrangement” or “EACA” is an automatic contribution arrangement that satisfies the uniformity and notice requirements of this paragraph 9.

2.    An “automatic contribution arrangement” is an arrangement under which, in the absence of an affirmative election by an eligible Employee, such Employee is deemed to have elected to participate in the Plan and to have elected that a certain percentage of compensation will be withheld from his/her pay and contributed to the Plan as a Reduction in Compensation.

3.    “Automatic Elective Deferrals” are the amounts contributed to the Plan under this paragraph 9 of this Article III.

4.    The “Automatic Election Percentage” is six percent (6%).

C.     Uniformity Requirement.

1.     Except as provided in paragraph 9.C.2., below, the same percentage of pay will be withheld as Automatic Elective Deferrals from all similarly-situated Participants.

2.    Automatic Elective Deferrals will be reduced or stopped to meet the limitations under Code Sections 401(a)(17), 402(g), and 415 and to satisfy any suspension period required after a hardship distribution under the Plan.

D.      Notice Requirement.

1.     At least 30 days, but not more than 90 days, before the beginning of each Plan Year, the Plan Administrator will provide each Participant with notice of the Participant’s rights and obligations under the EACA. The notice will be provided to new hires, rehires and newly eligible Employees as soon as administratively practicable, but in no event later than the date the Employee becomes eligible to participate in the Plan.

2.    The notice referenced in paragraph D.1., above, will describe:

        a.        The amount of Automatic Elective Deferrals that will be made on the Participant’s behalf in the absence of an affirmative election of the Participant to opt out of Automatic Elective Deferrals or to make Reductions in Compensation in a different amount;

        b.        The Participant’s right to elect to have no Automatic Elective Deferrals made on his or her behalf or to elect Reductions in Compensation in a different amount;

        c.        How Automatic Elective Deferrals will be invested in the absence of investment directions given by the Participant pursuant to the provisions of the Plan; and

        d.        The Participant’s limited right to withdrawal of Automatic Elective Deferrals and the procedures for making such a withdrawal.

E.      Withdrawal of Default Elective Deferrals

1.    No later than 90 days after Automatic Elective Deferrals are first withheld from a Participant’s pay, the Participant may request a taxable distribution of his or her Automatic Elective Deferrals. Spousal consent is not required for any such withdrawal of Automatic Elective Deferrals.

2.     The amount to be distributed from the Plan upon the Participant’s request is equal to the amount of Automatic Elective Deferrals made through the earlier of (a) the pay date for the second payroll period that begins after the Participant’s withdrawal request, and (b) the first pay date that occurs after 30 days after the Participant’s request, plus attributable earnings through the date of distribution. Any fee charged to the Participant for the withdrawal may not be greater than any other fee charged for a cash distribution from the Plan.

3.     Unless the Participant affirmatively elects otherwise, any withdrawal request under this paragraph 9.E. will be treated as an affirmative election to stop having Reductions in Compensation made on the Participant’s behalf as of the date specified in paragraph 9.E.2., above.

4.     Automatic Elective Deferrals distributed pursuant to this paragraph 9.E. are not counted towards the dollar limitation on Elective Deferrals contained in Code § 402(g), nor for the Actual Deferral Percentage limitations set forth in paragraph 3 of Article VIII. Company Matching Contributions that might otherwise be allocated to a Participant’s account on behalf of Automatic Elective Deferrals will not be allocated to the extent the Participant withdraws such Automatic Elective Deferrals pursuant to this paragraph 9.E. and any Company Matching Contributions already made on account of Automatic Elective Deferrals that are later withdrawn pursuant to this paragraph 9.E. will be forfeited.

7.     Effective January 1, 2015, paragraph 9 of Article VIII of the Plan is amended by replacing each reference to “2 1⁄2 months” and “two and one-half (2 1⁄2) months” with the phrase “six (6) months.”

8.     Effective January 1, 2015, paragraph 10 of Article VIII of the Plan is amended by replacing each reference to “2 1⁄2 months” and “two and one-half (2 1⁄2) months” with the phrase “six (6) months.”